SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English))

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

April 13, 2023

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Credicorp Ltd. (the “Company”) notifies you as a Material Event that, in response to an official communication from the Peruvian Superintendencia del Mercado de Valores (Securities Market Superintendency or “SMV”) with respect to the Company not filing with the SMV, within the time established by regulation, the unconsolidated individual (standalone) financial statements of Credicorp Ltd. as of and for the year ended December 31, 2022, the Company has sent on April 12, 2023, the following response to the SMV (translated into English from the original in Spanish), which response was published in the Peruvian market in the form of an Hecho de Importancia (Relevant Fact Notice or “HdI”):

Dear Sirs/Mesdames:

In accordance with SMV requirements, we hereby comply with relevant disclosure regulations by informing as a HdI that Credicorp Ltd. (“Credicorp”) has not submitted its annual audited individual or separate financial statements as of December 31, 2022 within the deadline. As requested by the Peruvian Superintendencia del Mercado de Valores (Securities Market Superintendency or “SMV”) Credicorp will present this information to the market in the shortest time.

It must be noted that by means of a HdI dated February 23, 2023, our company has complied with presenting to the market the annual audited consolidated financial statements of Credicorp and its subsidiaries for the year ended as of December 31, 2022, duly approved by the Board of Directors of the company, as well as the opinion of the external auditors Gaveglio Aparicio and Asociados Sociedad Civil de Responsabilidad Limitada, representatives in Peru of PricewaterhouseCoopers.  In the opinion of the external auditors Gaveglio Aparicio and Asociados Sociedad Civil de Responsabilidad Limitada, representatives in Peru of PricewaterhouseCoopers, “the consolidated financial statements  present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and subsidiaries (the Group) as of December 31, 2022, and their consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).”

In addition, by means of HdI dated February 23, 2023, Credicorp has complied with presenting to the market its Annual Report for the financial year 2022 and its annexes, document called Annual and Sustainability Report of Credicorp, duly approved by its Board of Directors.

Both the annual audited consolidated financial statements for the year ended as of December 31, 2022, as well as the Annual and Sustainability Report of Credicorp for the financial year 2022, are available to investors through the SMV’s and Credicorp’s websites.

Sincerely,

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2023

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative